UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Alloy, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

019855303
(CUSIP Number)

Jeffrey Jacobowitz
Simcoe Partners, L.P.
110 East 42nd Street, Suite 1100
New York, New York 10017
(646) 442-6705
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 202,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 202,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE OPPORTUNITY PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 420,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE SERVICE COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,7501
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,7501
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,7501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

1 Shares held in a managed account over which Simcoe Service Company, LLC has voting and dispositive power.

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON SIMCOE MANAGEMENT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 622,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 622,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 019855303

1	NAME OF REPORTING PERSON JEFFREY JACOBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,6351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 654,6351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,6351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

1 Includes 27,750 Shares held in a managed account over which Simcoe Service Company, LLC has voting and dispositive power.

CUSIP NO. 019855303

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On April 15, 2010, Jeffrey Jacobowitz was granted 4,635 Shares of restricted stock (the “Restricted Shares”) under the Issuer’s Amended and Restated 2007 Employee, Director and Consultant Stock Incentive Plan for which he was not required to pay monetary consideration.  All 4,635 Restricted Shares are subject to forfeiture to the Issuer under certain circumstances, which forfeiture right lapses with respect to 1,545 shares on each of February 1, 2011, February 1, 2012 and February 1, 2013.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On June 23, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alloy Media Holdings, L.L.C. (“Alloy Media”) and Lexington Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Alloy Media.

In connection with the Merger Agreement, on June 23, 2010, certain stockholders of the Issuer, including Simcoe, Simcoe Service, Simcoe Opportunity and Jeffrey Jacobowitz (the “Simcoe Stockholders”), Alloy Media and, solely for the purposes of Section 4.4 thereof, the Issuer entered into a stockholder voting agreement (the “Voting Agreement”), a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.  Defined terms used but not defined herein have the meanings set forth in the Voting Agreement.  Subject to the terms and conditions of the Voting Agreement, each of the Simcoe Stockholders agreed that, during the time the Voting Agreement is in effect, at any meeting of the stockholders of the Issuer, however called, or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Issuer, such Simcoe Stockholder will cause its Owned Shares to be counted as present for purposes of establishing a quorum and be present (in person or by proxy) and vote or consent all of its Owned Shares (i) in favor of the adoption of the Merger Agreement and any actions reasonably required in furtherance thereof and (ii) against any Company Acquisition Proposal (as defined in the Merger Agreement).

Subject to the terms and conditions of the Voting Agreement, (i) each of Simcoe and Jeffrey Jacobowitz granted to Alloy Media an irrevocable proxy to vote all of its Owned Shares solely on the matters described above and (ii) each of Simcoe Opportunity and Simcoe Service agreed to execute and deliver to Alloy Media, solely with respect to its Owned Shares as of the record date for the special meeting, any proxy card sent to the stockholders of the Issuer soliciting proxies with respect to the Merger Agreement.

In addition, subject to the terms and conditions of the Voting Agreement, each of the Simcoe Stockholders agreed, while the Voting Agreement is in effect, not to, other than as may be required by a court order or as otherwise expressly contemplated by the Voting Agreement or the Merger Agreement: (i) Transfer any of its Owned Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer of any or all of its Owned Shares or any interest therein; (iii) grant any proxies or powers of attorney or other authorization in or with respect to its Owned Shares, deposit any Owned Shares into a voting trust or enter into a voting agreement or arrangement with respect to any Owned Shares, or (iv) take any other action that would in any way restrict, limit or interfere in any material respect with the performance of its obligations under the Voting Agreement.  Notwithstanding the foregoing, nothing contained in the Voting Agreement prevents Simcoe Service or Simcoe Opportunity from Transferring any of its Owned Shares at any time or from time to time, and the Voting Agreement will not apply to any such Owned Shares Transferred by Simcoe Service or Simcoe Opportunity.

CUSIP NO. 019855303

The Voting Agreement will terminate upon the earliest to occur of (i) the effective time under the Merger Agreement and (ii) the termination of the Merger Agreement by any party thereto in accordance with its terms.  In addition, any Simcoe Stockholder may terminate the Voting Agreement (as to itself) upon written notice to the Issuer and Alloy Media following any amendment to the Merger Agreement that (i) decreases the amount of merger consideration which such Simcoe Stockholder shall have the right to receive under the Merger Agreement or (ii) changes any of the merger consideration from cash to non-cash consideration.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement.

On June 23, 2010, certain stockholders of the Issuer, including the Reporting Persons, and the Issuer entered into a Termination Agreement (the “Termination Agreement”), a copy of which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.  Defined terms used but not defined herein have the meanings set forth in the Termination Agreement.  Pursuant to the terms of the Termination Agreement, the Reporting Persons and the Issuer agreed, among other things, to terminate the Stockholders Agreement, previously entered into on April 15, 2010, as of the effective time under the Merger Agreement.  Additionally, the Termination Agreement permitted the Simcoe Stockholders to enter into the Voting Agreement without constituting a breach of the Stockholders Agreement.

The foregoing description of the Termination Agreement is qualified in its entirety by reference to the Termination Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 12,983,196 Shares outstanding as of April 30, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 9, 2010.

As of the close of business on June 25, 2010, Simcoe beneficially owned 202,250 Shares, representing approximately 1.6% of the Shares outstanding.

As of the close of business on June 25, 2010, Simcoe Opportunity beneficially owned 420,000 Shares, representing approximately 3.2% of the Shares outstanding.

As of the close of business on June 25, 2010, the Managed Account beneficially owned 27,750 Shares, representing less than 1% of the Shares outstanding.  Simcoe Service, as the manager of the Managed Account, may be deemed to beneficially own the 27,750 Shares beneficially owned by the Managed Account, representing less than 1% of the Shares outstanding.

Simcoe Management, as the general partner of each of Simcoe and Simcoe Opportunity, may be deemed to beneficially own the 622,250 Shares beneficially owned in the aggregate by Simcoe and Simcoe Opportunity, representing approximately 4.8% of the Shares outstanding.  Simcoe Management disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Simcoe and Simcoe Opportunity, except to the extent of its pecuniary interest therein.

CUSIP NO. 019855303

As of the close of business on June 25, 2010, Jeffrey Jacobowitz (i) directly owned 4,635 Restricted Shares and (ii) as the manager of each of Simcoe Management and Simcoe Service, may be deemed to beneficially own the 650,000 Shares beneficially owned in the aggregate by Simcoe, Simcoe Opportunity and Simcoe Service, collectively representing approximately 5.0% of the Shares outstanding.  Jeffrey Jacobowitz disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Simcoe, Simcoe Opportunity and Simcoe Service, except to the extent of his pecuniary interest therein.

(b)           Each of Simcoe, Simcoe Management and Jeffrey Jacobowitz has sole voting and dispositive power over the Shares beneficially owned by Simcoe by virtue of each such entity and person’s relationship to the other as described in Item 2.  Each of Simcoe Opportunity, Simcoe Management and Jeffrey Jacobowitz has sole voting and dispositive power over the Shares beneficially owned by Simcoe Opportunity by virtue of each such entity and person’s relationship to the other as described in Item 2.  Each of Simcoe Service and Jeffrey Jacobowitz has sole voting and dispositive power over the Shares beneficially owned by the Managed Account by virtue of each such entity and person’s relationship to the Managed Account as described in Item 2.  Jeffrey Jacobowitz has sole voting power, but does not have dispositive power, over the 4,635 Restricted Shares directly owned by him.

(c)           On April 15, 2010, the Issuer granted Jeffrey Jacobowitz 4,635 Restricted Shares under the Issuer’s Amended and Restated 2007 Employee, Director and Consultant Stock Incentive Plan.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares, except for the client of Simcoe Service with respect to the Shares held in the Managed Account.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 23, 2010, the Simcoe Stockholders, Alloy Media and the Issuer entered into the Voting Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On June 23, 2010, the Reporting Persons and the Issuer entered into the Termination Agreement defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Stockholder Voting Agreement, dated as of June 23, 2010, by and among Simcoe Partners, L.P., Simcoe Opportunity Partners, L.P., Simcoe Service Company, LLC, Jeffrey Jacobowitz, Alloy Media Holdings, L.L.C., Matthew C. Diamond, James K. Johnson, Jr., SRB Management, L.P., BD Media Investors LP, SRB Greenway Opportunity Fund, (QP), L.P., SRB Greenway Opportunity Fund, L.P., BC Advisors, LLC, Steven R. Becker, Matthew A. Drapkin and Alloy, Inc.

CUSIP NO. 019855303

99.2
Termination Agreement, dated as of June 23, 2010, by and among Simcoe Partners, L.P., Simcoe Opportunity Partners, L.P., Simcoe Service Company, LLC, Simcoe Management Company, LLC, Jeffrey Jacobowitz, SRB Management, L.P., BD Media Investors LP, SRB Greenway Opportunity Fund, (QP), L.P., SRB Greenway Opportunity Fund, L.P., BC Advisors, LLC, Steven R. Becker, Matthew A. Drapkin and Alloy, Inc.

CUSIP NO. 019855303

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2010

SIMCOE PARTNERS, L.P.

By:	Simcoe Management Company, LLC, its general partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

SIMCOE OPPORTUNITY PARTNERS, L.P.

By:	Simcoe Management Company, LLC, its general partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

SIMCOE SERVICE COMPANY, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

SIMCOE MANAGEMENT COMPANY, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Manager

/s/ Jeffrey Jacobowitz
JEFFREY JACOBOWITZ